February 4, 2009

Mr. Max A. Webb
Mail Stop 3561
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re:          Celadon Group, Inc.
Annual Report on Form 10-K for the fiscal year ended June 30, 2008 and Schedule 14A for the fiscal year ended June 30, 2008
File No. 000-23192

Dr. Mr. Webb,

On behalf of Celadon Group, Inc. (the “Company”), I have enclosed our response to your comments for supplemental information in future filings from your letter dated January 22, 2009.

The following are the questions from the letter sent January 22, 2009 and the Company’s response to the staff’s comments, directly beneath:

Compensation Discussion and Analysis, page 11
Fiscal 2009 Compensation Program, page 15
Annual Cash Bonus, page 17

1.
Comment:  In future filings, please quantify all performance targets under the Annual Cash Program, including the “Return on Invested Capital/Weighted Average Cost of Capital,” “Earnings per Share,” and “Safety” targets, that must be achieved in order for your executive officers to earn their incentive compensation.  To the extent you believe that disclosure targets is not required because it would result in competitive harm such that the targets be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response:  In future filings the Company will quantify the targets for the Annual Cash Bonus program for the “Return on Invested Capital/Weighted Average Cost of Capital,” “Earnings per Share,” and “Safety” targets.

All Other Compensation Table, page 21

2.
Comment:  In future filings, please include a footnote which identifies by type the perquisites for a named executive officer where the total value of all perquisites for that named executive officer exceeds $10,000.  Refer to Instructions to Item 402(c)(2)(ix) of Regulation S-K.

Response:  In future filings we will include a footnote which identifies by type the perquisites for the named executive officers where the total value of all perquisites for that named executive officer exceeds $10,000.

In addition to the Company’s responses to the SEC staff comments above, the Company would like to acknowledge in writing, per the request of the SEC staff, the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please don’t hesitate to call me at (317) 972-7014.

Sincerely,

/s/ Paul A. Will

Paul A. Will
Vice Chairman, Executive Vice President,
Chief Financial Officer and Treasurer